

December 17, 2015

Mail Stop 4720

<u>Via E-mail</u>
Thomas E. Line
Chief Financial Officer
Diamond Hill Investment Group, Inc.
325 John H. McConnell Blvd., Suite 200
Columbus, Ohio 43215

> **Re: Diamond Hill Investment Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 000-24498**

Dear Mr. Line:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data, page 24

Note 2 –Significant Accounting Policies, page 30

Limited Partnership Interests, page 31

1. We note that you are the general partner for several limited partnership (LP) interests. We also note that you determined for those LP interests that were variable interest entities (VIEs) that you were not the primary beneficiary, and for those LP interests that were voting rights entities (VREs) that you did not control the partnership. Consequently, you were not required to consolidate your LP interests, and instead, account for these investments under the equity method. Please address the following:

- For your VIEs, explain to us how you determined that you were not the primary beneficiary. In addition, explain how you considered that the LP interests represent "seed capital" investments and quantify your ownership interests as of December 31, 2014 and 2013.

- Similarly, for your VREs, explain how you considered that the LP interests represent "seed capital" investments and quantify your ownership interests as of December 31, 2014 and 2013.

Note 3 – Investment Portfolio, page 34

2.   We note from your disclosure here and on page 31 (Valuation of Investment Portfolio) that in addition to your LP interests your seed capital investments include several registered investment companies (i.e. mutual funds). Please address the following:

- Tell us and revise your future filings to separately disclose your consolidation policy (within Note 2 – Significant Accounting Policies), including how you consider whether or not to consolidate any seed investment funds.

- Discuss (within Note 2 – Significant Accounting Policies) your method of accounting for your seed investment funds (e.g. consolidation, equity method, etc.). Include in this discussion, if any, money market funds included within your cash equivalents.

- Clarify (within Note 2 – Significant Accounting Policies) whether your seed investment mutual funds and money market funds (if any) are VIEs or VREs.

- Revise your future filings to include the required disclosures for unconsolidated VIEs as specified in ASC 810-10-50-4 or tell us why this information is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Thomas E. Line
Diamond Hill Investment Group, Inc.
December 17, 2015
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at 202-551-3724 or me at 202-551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services